

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 12, 2015

Gary Wang
Chief Executive Officer
China Customer Relations Centers, Inc.
c/o Shandong Taiying Technology Co., Ltd.
1366 Zhongtianmen Dajie
Xinghuo Science and Technology Park
High-tech Zone, Taian City
Shandong Province
People's Republic of China 271000

> **Re:** **China Customer Relations Centers, Inc.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed October 29, 2015**
> **File No. 333-199306**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated August 17, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Tax Matters Applicable to U.S. Holders of Our Common Shares, page 91

1.   You appear to have filed a short-form tax opinion in exhibit 8.1. Accordingly, please include a statement in this section of the filing that the disclosure is the opinion of Haneberg, PLC and clearly identify the opinion(s) being rendered. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

Placement, page 98

2.   Please further clarify Newbridge's role in this offering in response to prior comment 1.

For example, disclose why Newbridge is now only acting as a dealer instead of a placement agent and what activities Newbridge will perform as a dealer. Also tell us why you state that Newbridge "may be deemed" instead of "is" an underwriter under Securities Act Section 2(a)(11).

Item 8. Exhibits and Financial Statements, page II-1

3.   Please file complete exhibits, where required. We note, for example, that certain schedules in exhibit 1.1 appear incomplete.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3483 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs for

Katherine Wray
Attorney-Adviser
Office of Information
Technologies and Services

cc: Bradley A. Haneberg, Esq.
         Haneberg, PLC